Exhibit 99.1

Check-Cap Appoints Joshua (Shuki) Belkar as Vice President of Operations

Mr. Belkar Brings More Than 20 Years of Global Medical Device Experience, Including at Medtronic and Mazor Robotics

ISFIYA, Israel, June 03, 2019 -- Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK) (NASDAQ: CHEKW), (NASDAQ: CHEKZ), a clinical stage medical diagnostics company advancing the development of C-Scan®, the first and only preparation-free capsule based screening method for the prevention of colorectal cancer through the detection of precancerous polyps, today announced the appointment of Joshua (Shuki) Belkar as Vice President of Operations, effective June 16, 2019. Mr. Belkar brings more than 20 years of experience managing operations at global medical device companies.

Alex Ovadia, Chief Executive Officer of Check-Cap, commented, “We are thrilled to welcome Shuki to the Check-Cap team. He is joining us at a very exciting time for the company as we continue to make progress with our U.S. pilot study. Shuki’s extensive experience managing global teams at leading medical device companies will be extremely valuable as we advance towards U.S. regulatory approval, strengthen our operations, and solidify our commercialization plans.”

“I am honored to join the Check-Cap team in its mission to prevent colorectal cancer globally,” said Mr. Belkar. “There is a great unmet need for an efficient and preparation-free screening technology that can detect precancerous polyps, and I truly believe in the potential of the C-Scan® system to increase screening rates and reduce the overall incidence of colorectal cancer, where the early detection can significantly improve long-term patient outcomes. I am committed to working with the team to advance the C-Scan system into clinics worldwide and to introduce this novel patient-friendly screening option to patients as soon as possible.”

Mr. Belkar brings to the Check-Cap team extensive leadership experience in the large volume manufacturing of capsule-based products at Medtronic and its subsidiaries, notably Covidien. Prior to joining Check-Cap, Mr. Belkar served as Vice President of Operations and Global Services at Mazor Robotics Ltd., which was recently acquired by Medtronic Plc.. Prior to Mazor Robotics, Mr. Belkar served in various executive roles at Medtronic, including Director of Operations, Vice President of Manufacturing and Operations and Director of Production. Before joining Medtronic Plc., Mr. Belkar served as Manager of Operations at Elscint Medical Systems Ltd. Mr. Belkar holds a BA degree in Social Sciences from the Open University, Israel, and an MA degree in Logistic Management and an Executive MBA degree, both from Bar-Ilan University, Israel.

About Check-Cap
Check-Cap is advancing the development of C-Scan®, the first and only preparation-free ingestible scanning capsule for the prevention of colorectal cancer (CRC) through the detection of precancerous polyps. The patient-friendly test has the potential to increase screening adherence and reduce the overall incidence of CRC. The C-Scan® system utilizes an ultra-low dose X-ray capsule, an integrated positioning, control, and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon. C-Scan® is non-invasive and requires no preparation or sedation, allowing the patient to continue their daily routine with no interruption as the capsule is propelled through the gastrointestinal tract by natural motility.

Legal Notice Regarding Forward-Looking Statements
This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to "Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2018 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts
Jeremy Feffer
LifeSci Advisors, LLC
212.915.2568
jeremy@lifesciadvisors.com

Meirav Gomeh-Bauer (Israel)
LifeSci Advisors, LLC
+972(0)-54-476-4979
Meirav@lifesciadvisors.com

Media Contacts
Alison Chen
LifeSci Public Relations
+1-646-876-4932
 achen@lifescipublicrelations.com

Meirav Gomeh-Bauer (Israel)
LifeSci Advisors, LLC
+972(0)-54-476-4979
 Meirav@lifesciadvisors.com